Exhibit 99.1

#770 – 800 West Pender Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp. March 17, 2014
For Immediate Release NR#14-03

MAG SILVER REPORTS HIGH-GRADE SILVER-COPPER-ZINC INTERCEPTS
FROM THE SALAMANDRA PROPERTY, DURANGO, MEXICO

SM14-15: 7.89m grading 166 g/t (4.9 opt) Ag and 1.2% Cu
Including: 2.3m grading 393 g/t (11.5 opt) Ag and 3.6% Cu
SM13-13: 31.72m grading 3.5% Zn including 17.72m grading 5.0% Zn

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE MKT: MVG) (“MAG” or the “Company”) is pleased to announce assay results from its five hole, 3,500 metre Phase 1 drill program on the Salamandra Property in Durango, Mexico optioned from Canasil Resources Inc.  (“Canasil”). Drilling began in November, 2013 and in February, 2014 an additional 500 metres of drilling was added; this release covers the entire 3,500 metre initial program.

MAG’s exploration program consisted of five widely separated holes (see map below) and all five hit high-grade to strongly anomalous silver-copper or zinc mineralization over significant widths (see Table 1).  True thickness cannot yet be determined for any of the intercepts. The system remains open in all directions and the drilling program is currently operating with two diamond drill rigs.

Hole SM14-15 hit high-grade silver-copper mineralization over 7.89 metres, which reported 166 grams/tonne (“g/t”) (4.9 ounces per ton (“opt”)) silver (“Ag”) and 1.2% copper (“Cu”), including: 2.3 metres grading 393 g/t (11.5 opt) Ag and 3.6% Cu with appreciable lead (“Pb”) and zinc (“Zn”).  In contrast, Hole SM13-13 cut 31.72 metres grading 3.5% Zn including 17.72 metres grading 5.0% Zn with no other appreciable metals.  Notably, SM13-13 contained zinc mineralization for almost its entire length, with 810 metres averaging 0.6% Zn including several thick zones grading over 1.5% Zn.  The remaining three holes cut significant or strongly anomalous amounts of Ag, Cu, Zn and Pb.

“Salamandra is clearly a metals-rich, multi-stage system with significant size potential as indicated by our widely-spaced drilling” said George Paspalas, MAG Silver President and CEO.  “We have extended our drilling program and brought in a second rig so we can continue delineating the system while fleshing out the best intercepts.”

About Salamandra

Salamandra appears to be a typical Mexican Carbonate Replacement/Skarn Deposit (“CRD”) and is very similar to MAG's Cinco de Mayo Project; the same exploration model that drove successful exploration there is being applied to Salamandra.  Salamandra lies 80 kilometres northwest of Mexico's largest known silver-lead-zinc CRD-skarn deposit, the Sabinas-San Martin District.  Both Salamandra and Sabinas-San Martin are favorably positioned at the intersection of the Mexican CRD Belt (that also hosts MAG’s Cinco de Mayo CRD project) and the Fresnillo Trend (that hosts MAG’s Juanicipio Project).  Previous drilling at Salamandra by Canasil (Holes 1-12) was undertaken in a limited area characterized by medium to high-grade zinc mineralization.  MAG’s exploration program was designed to probe and develop a better understanding of the scope and size of the system and development of exploration vectors, so drilling focused on targets 200 to 2000 metres from previous drilling.  Targets included mineralized intrusive breccias, dike swarms and mineralized structures revealed by MAG’s detailed geologic mapping, geochemical sampling, and reinterpretation of Canasil geophysics.

Table 1: Assay Results

Hole	From	To	Interval	Au	Ag	Ag	Cu	Zn	Pb
Number	(metres)	(metres)	(metres)	(g/t)	(g/t)	(opt)	(%)	(%)	(%)
SA13-13	20.65	830.81	810.16	0.01	2	0.05	0	0.6	0
SA13-13	288.63	351.87	63.24	0.00	2	0.05	0	1.6	0
SA13-13	455.89	465.67	9.78	0.05	0	0.01	0	2.6	0
SA13-13	483.45	491.85	8.40	0.01	0	0.01	0	1.7	0
SA13-13	637.50	669.22	31.72	0.00	1	0.04	0.1	3.6	0
SA13-13	641.08	658.80	17.72	0.00	2	0.05	0.1	5.0	0
SA13-13	681.48	691.57	10.09	0.03	1	0.04	0.1	1.8	0
SA14-14	146.30	152.18	5.88	0.00	3	0.08	0	1.7	0
SA14-14	165.99	182.88	16.89	0.01	29	0.84	0	1.8	0.2
SA14-14	182.40	182.88	0.48	0.04	197	5.75	0.4	1.1	0.6
SA14-14	184.78	185.28	0.50	0.01	53	1.55	0.1	0.5	0.9
SA14-14	186.38	186.80	0.42	0.07	108	3.15	0.5	0.6	1.4
SA14-15	605.74	613.63	7.89	0.08	166	4.86	1.2	1.2	0.6
SA14-15	607.50	609.80	2.30	0.25	393	11.45	3.6	2.8	0.4
SA14-16	6.52	58.11	51.59	0.00	3	0.09	0	0.4	0
SA14-16	89.10	102.61	13.51	0.00	12	0.36	0	0.4	0
SA14-17	171.45	176.58	5.13	0.00	10	0.30	0	1.2	0.3

MAG Silver-Canasil Option Agreement

In May 2013, the Company entered into an option agreement with Canasil whereby the Company can earn up to a 70% interest in Canasil's 14,719 hectare Salamandra property (See Press Release May 28, 2013).  To complete the initial earn-in of a 55% interest, MAG must complete CDN$5.5 million in exploration expenditures on the property (CDN$1.04 million incurred to December 31, 2013) and make CDN$750,000 in cash payments to Canasil (CDN$150,000 paid to December 31, 2013) over a period of four years to May 28, 2017.  MAG can earn an additional 15% by producing either a feasibility study or spending an additional CDN$20 million over an additional four year period.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 25 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG.  Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The Company has in place a quality control program to ensure best practices in sampling and analysis. Samples were collected by employees of consulting firm Minera Cascabel S.A. de C.V. on behalf of MAG Silver Corp. The diamond drill core samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facilities in Hermosillo, Sonora or Chihuahua City (Certification ISO 9001). Sample pulps are shipped from there to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. All samples were assayed for gold by standard fire assay-ICP finish with a 50 gram charge. Gold values in excess of 3.00 g/t were re-analyzed by fire assay with gravimetric finish for greater accuracy. Silver, zinc, copper and lead values in excess of 100 ppm, 1%, 1% and 1% respectively are also repeated by fire assay.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. (MAG: TSX, MVG: NYSE MKT) is focused on advancing two significant projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. Currently, we are advancing the underground decline towards the high grade Valdecañas Silver vein and delineating the Desprendido and Juanicipio discoveries in Zacatecas State, all within the joint venture between MAG Silver (44%) and Fresnillo plc (56%). In addition, we are negotiating surface access in order to further delineate our district scale, 100% owned Cinco de Mayo property in Chihuahua state, where two new silver, lead, zinc discoveries are opening up further growth opportunities for MAG Silver Corp.  MAG is based in Vancouver, British Columbia, Canada.

On behalf of the Board of
MAG SILVER CORP.

"George Paspalas"

President and Chief Executive Officer

For further information on behalf of MAG Silver Corp.
Contact  Michael J. Curlook, VP Investor Relations and Communications

Website: www.magsilver.com Phone: (604) 630-1399 Toll free: (866) 630-1399	Email:info@magsilver.com Fax: (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE MKT has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html